(d)(7)(ii)

AMENDED APPENDIX A

to

INVESTMENT SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

INVESCO ADVISERS, INC.

Portfolios	Annual Subadviser Fee
(as a percentage of average daily net assets)

ING Invesco Equity and Income Portfolio	0.200% on all assets

ING Invesco Comstock Portfolio	0.350% on the first $1 billion 0.285% on assets over $1 billion